

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Michael J. Loiacono
Chief Financial Officer
Global Axcess Corp.
7800 Belfort Parkway, Suite 165
Jacksonville, Florida 32256

      Re: **Global Axcess Corp.**
               Form 10-K for Fiscal Year Ended December 31, 2009
               Filed March 3, 2010
               Definitive Proxy Statement on Schedule 14A
               Filed April 16, 2010
               Forms 10-Q for Fiscal Quarters Ended
               March 31, 2010, June 30, 2010 and September 30, 2010
               Filed May 5, 2010, August 11, 2010 and November 10, 2010, respectively
               File No. 000-17874

Dear Mr. Loiacono:

      We have completed our review of your filings and do not have any further comments at this time.

                            Sincerely,

                            /s/ H. Christopher Owings

                            H. Christopher Owings
                            Assistant Director

cc: Jeffrey A. Bekiares
       Smith, Gambrell & Russell, LLP